Mail Stop 3561

November 18, 2009

Timothy B. Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
120A N. Main Avenue
Newton, North Carolina 28658

> **Re:** **Dale Jarrett Racing Adventure, Inc.**
> **Form 10-K and 10K/A for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009 and October 19, 2009, respectively**
> **Forms 10-Q/A for the Quarterly Periods Ended June 30, and March 31, 2009**
> **Filed October 19, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 000-27251**

Dear Mr. Shannon:

We have reviewed your response dated October 19, 2009 to our comment letter and your amended filings and have the following additional comments. Please revise your documents in response to these comments. Please do so within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note the PRNewswire release dated October 7, 2009, "Dale Jarrett Racing Adventure Expands Market Awareness Programs." Please tell us whether you paid to be included in these market awareness programs and disclose material information about these awareness programs in your filings as appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 11

2.   We note your response to comment four of our letter dated September 29, 2009. While you have provided an explanation for the increase in cost of sales, you have not provided an explanation of, for example, the increase in general and administrative expenses from 2007 to 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 41

3.   We note your response to comment 8. Please identify the officer you refer to here.

Exhibits

4.   We note your response to comment nine. The auditor's consent is required due to the incorporation by reference of the Form 10-K into an active Form S-8. Please amend the filing for the purpose of adding the auditor's consent. See Item 601(b)(23) of Regulation S-K, Rule 436, and Compliance and Disclosure Interpretation 126.22 available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Exhibit 31

5.   We note your response to comment 10. In paragraph 1, the reference should be to "this annual report." The phrase "or caused such disclosure controls and procedures" in paragraph 4(a) has been deleted and should be reinserted. In paragraph 4(c), the reference should be to "my conclusions." Please revise the certification.

Form 10-Q for the Quarterly Period Ended September 30, 2009

General

7.   We note the PRNewswire release dated September 28, 2009, "Dale Jarrett Racing Adventure Initiates Stock Buyback," which states, "[t]o date, the company has repurchased and retired a total of 855,000 shares of its common stock." Please reconcile the statement with the disclosure on page 6 of your September 30, 2009 10-Q that "[d]uring January 2009 the Company retired 885,000 shares of common stock repurchased in 2008."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 8

8.   You state on page 8, "[t]he Corporation currently has classes planned through December 2009." According to your website, there are classes planned through December 2010. Please revise or advise.

Form 10-Q for the Quarterly Periods Ended September 30, 2009, June 30, 2009, and March 31, 2009

9.   We note your response to comment 12. In paragraph 1, the reference should be to "this quarterly report." The phrase "or caused such disclosure controls and procedures" in paragraph 4(a) has been deleted and should be reinserted. In paragraph 4(c), the reference should be to "my conclusions." Please revise the certifications.

******

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

                                                          Sincerely,

                                                          H. Christopher Owings
                                                          Assistant Director

Cc: Jody M. Walker, Esq.
        Via facsimile to (303) 482-2731